09041188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
DEC 29 2009
505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08AND ENDING 10/31/09. ~~10/31/09~~.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Securities (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
31 West 52nd Street
(No. and Street)

NEW YORK,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Stroud (212) 827 7508
(Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

1/7/10

Consolidated Statement of Financial Condition

TD Securities (USA) LLC
Year Ended October 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

OATH OR AFFIRMATION

I, Peter Stroud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm TD Securities (USA) LLC , as of October 31,, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIANNE LICONTE NOTARY My Comm. Expires Jan 4th 2011 No. 01LI5034804 New York County PUBLIC STATE OF NEW YORK

Signature

VP Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Securities (USA) LLC

Consolidated Statement of Financial Condition

October 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
TD Securities (USA) LLC

We have audited the accompanying consolidated statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2009. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Securities (USA) LLC at October 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

December 22, 2009

TD Securities (USA) LLC

Consolidated Statement of Financial Condition

October 31, 2009
(In Thousands)

Assets	
Cash	$ 73,479
Receivable from brokers, dealers and clearing organizations	68,765
Receivable from affiliates	24,284
Securities and other financial instruments owned, at fair value	4,990,106
Securities purchased under agreements to resell	3,986,820
Securities borrowed	2,198,080
Fixed assets (net of accumulated depreciation of $24,354)	13,396
Deferred tax asset	28,221
Interest receivable	30,281
Other assets	20,598
	$ 11,434,030
Liabilities and member's equity	
Liabilities:	
Loan payable to affiliates	$ 1,000,000
Payable to brokers, dealers, and clearing organizations	936,936
Securities sold under agreements to repurchase	4,663,343
Securities sold not yet purchased, at fair value	3,394,101
Taxes payable	13,193
Interest payable	25,949
Accrued expenses and other liabilities	150,422
	10,183,944
Liabilities subordinated to claims of general creditors	1,085,000
Member's equity	165,086
Total liabilities and member's equity	$ 11,434,030

See accompanying notes.

1. Organization

TD Securities (USA) LLC ("TDSL") is a wholly owned subsidiary of Toronto Dominion Holdings II Inc. (the "Parent"), a wholly owned subsidiary of Toronto Dominion Holdings (USA) Inc., which is wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank").

TDSL operates as a broker-dealer in U.S. debt, corporate debt, equity and money market securities. TDSL also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSL is registered with the Financial Industry Regulatory Authority ("FINRA").

Ridge Clearing and Outsourcing Services, Inc. and Merrill Lynch Professional Clearing Corp., both U.S. broker-dealers, act as clearing agents for the majority of TDSL's trading activities. Additionally, TDSL clears certain fixed income securities through the Bank, The Bank of New York and National Financial Services LLC.

TD Professional Execution, Inc. ("TDPE"), TDSL's wholly owned subsidiary, operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the FINRA.

TDSL and TDPE, (collectively, the "Company") will continue in existence unless dissolution occurs prior thereto, as set forth in the limited liability company agreement.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, the member(s) of a Delaware limited liability company are generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholders, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

The consolidated statement of financial condition includes the accounts of TDSL and TDPE. All significant intercompany accounts and transactions have been eliminated in consolidation.

Resale and Repurchase agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the consolidated statement of financial condition.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2009, the Company obtained and had available securities with a fair value of approximately $10.7 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the consolidated statement of financial condition, such amounts are reported net of approximately $4.5 billion of principal balances pursuant to legally enforceable master netting agreements.

Securities-Lending and Borrowing Activities

Securities borrowed and loaned, generally collateralized by cash, are treated as collateralized financing transactions (except where letters of credit or other securities are used as collateral) and are recorded at the amount of collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

2. Summary of Significant Accounting Policies (continued)

Securities and Other Financial Instruments Owned

Securities, commodities, and other financial instruments transactions are recorded on a trade date basis. All such securities, commodities and other financial instruments are carried at fair value in the consolidated statement of financial condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments.

Fixed Assets

Furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases.

Derivative Financial Instruments

Derivatives are financial instruments, which include swaps, options and futures contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to swaps and forward contracts. The changes in the fair value of the derivative instruments are included in other assets or other liabilities in the consolidated statement of financial condition.

The Company enters into transactions in option and futures contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. The Company also uses derivatives to hedge market exposure on certain compensation liabilities.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company provides Restricted Share Units ("RSUs") which are stock-based compensation units that vest and mature three years after the grant date to its qualified employees. The employee is paid a value at maturity equal to the closing share price of the Bank's share price on the Toronto Stock Exchange at maturity date. The awards are cliff vested, whereby employees are not entitled to any awards until the three year vesting period ends. RSUs do not accumulate dividend equivalents. RSUs are classified as awards that call for settlement in cash. RSU liability is accrued based on the grant price (market value of the underlying shares at grant date) over the vesting period. On the balance sheet date, the RSU liability is marked to market.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Employee Benefit Plans

Defined Benefit Plans

The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensations levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

2. Summary of Significant Accounting Policies (continued)

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other post-retirement benefits when incurred.

Defined Contribution Plans

The Company's contribution to the defined contribution plans is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

Income Taxes

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities with the cumulative effect included in consolidated statements of operations for the period in which the change was enacted. A deferred tax valuation allowance is established when in the judgment of management it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Codification

In July 2009, the Financial Accounting Standards Board ("FASB") issued The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The new standard represents the FASB's approval of its accounting standards codification as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the Securities and Exchange Commission ("SEC") and its staff. The codification, which changes the organization and referencing of financial accounting and reporting standards, was effective, for the Company's current fiscal year and certain references in this consolidated statement of financial condition to generally accepted accounting principles use the codification's numbering system prescribed by the FASB.

3. New Accounting Policies

Recently Adopted Accounting Standards

In September 2006, the FASB issued a new standard related to fair value measurements. This standard provides a framework for measuring fair value and establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. It also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The Company adopted the new standard effective November 1, 2008. See Note 9 for further information about the fair value measurements and the Company's assets and liabilities that are accounted for at fair value.

In February 2007, the FASB issued a new standard related to fair value option. This standard provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this standard effective November 1, 2008 but has not selected any asset or liability for fair value option at this time.

In March 2008, the FASB issued a new standard related to disclosures about derivatives and hedging. The standard requires enhanced disclosures about derivative instruments and hedged items. The Company adopted the standard this year and the enhanced disclosure requirements are incorporated in Note 12.

In May 2009, the FASB issued a new accounting standard related to subsequent events. This new standard established general accounting and disclosure guidance with respect to events that occur after the balance sheet date but before financial statements are issued or otherwise available. In particular, the standard sets forth guidance with respect to (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in its financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should provide about events or transactions that occur after the balance sheet date. The Company adopted the new standard as of October 31, 2009, and adoption had no effect on the Company's consolidated statement of financial condition. See Note 15 for subsequent events disclosure.

3. New Accounting Policies (continued)

Pending Accounting Pronouncements

In December 2008, the FASB issued new guidance on disclosures about post-retirement benefit plan assets. This guidance provides users of financial statements with additional information about the asset portfolios of post-retirement benefit plans. These amended disclosure requirements include: a principle for disclosing the fair value of categories of plan assets; categories of plan assets; the nature and amounts of concentration of risk; and disclosures about fair value measurements. These disclosure requirements will be effective for the Company on October 31, 2010.

In June 2009, the FASB issued new guidance on transfers and servicing of financial assets. This guidance removed (1) the concept of a qualifying special purpose entity ("QSPE"), and (2) the exceptions from applying "ASC 810, *Consolidation*" to QSPEs. This statement revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor's continuing involvement with such transferred financial assets. This statement will be effective January 1, 2010, at which time any QSPEs will be evaluated for consolidation in accordance with ASC 810. However, the amendments on how to account for transfers of financial assets will apply prospectively to transfers occurring on or after the effective date. This statement is not expected to have a significant impact on the Company's consolidated statement of financial condition.

4. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2009 consist of the following at fair value:

	Owned	Sold, Not Yet Purchased
	(In Thousands)	
U.S. Government bonds	$ 4,490,370	$ 3,351,990
U.S. Corporate and convertible bonds	442,408	–
U.S. common and preferred shares	6,881	42,111
Commodities	14,481	–
Municipal bonds	35,966	–
	$ 4,990,106	$ 3,394,101

4. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2009 consist of:

	Receivable	Payable
	(In Thousands)	
Securities failed-to-deliver/receive	$ 3,698	$ 6,484
Receivable from/payable to clearing brokers	65,067	930,452
	$ 68,765	$ 936,936

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event that its clearing agents or customers are unable to satisfy their contracted obligations.

6. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2009, the balances in these bank accounts totaled approximately $21.8 million.

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2009, the Company has approximately $661.8 million unsettled trades related to these trading activities.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates. In connection with such asset management

6. Related Party Transactions (continued)

and loan origination and syndication activities, the Company accrued approximately $21 million of commission and fees which are reflected as receivable from affiliates in the consolidated statement of financial condition. As of October 31, 2009, the Company has a payable to the Bank of $4.3 million which is included in other liabilities in the consolidated statement of financial condition.

During the year, the Company entered into certain repurchase and resale agreements with the Bank. At October 31, 2009, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $1,458.6 million and $159.9 million, respectively. The average maturity of these agreements is approximately less than three weeks.

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $1,463.0 million and $159.7 million, respectively.

The Company has an existing $5.0 billion unsecured revolving line of credit agreement with TD Holdings, which $1.0 billion was drawn as of October 31, 2009. Loans drawn under the line of credit bear interest at current money market rates.

At the beginning of the year, the Company had a loan payable to TD Delaware of $1.1 billion which matured on October 15, 2009.

7. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

7. Employee Benefits (continued)

The following tables set forth the consolidated financial position of the Plan and the Postretirement Plan at October 31, 2009. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plan and the Post-retirement Plan.

Change in plan assets represent assets of the Plan and are for the benefit of employees of the Company.

	Year Ended October 31, 2009	
	Pension Benefit Plan	Postretirement Benefit Plan
	(In Thousands)	
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 19,319	$ 11,408
Service cost	206	370
Interest cost	1,199	842
Actuarial losses and plan changes	4,413	3,994
Benefits paid	(384)	(398)
Projected benefit obligation at end of year	$ 24,753	$ 16,216
Change in plan assets		
Fair value of plan assets at beginning of year	$ 14,996	$ –
Actual return on plan assets	2,868	–
Company contributions	535	–
Benefits paid	(384)	–
Fair value of plan assets at end of year	$ 18,015	$ –

Plan assets as of October 31, 2009 and the actual return on investments during fiscal 2009 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2009. In addition, the Company was allocated a portion of the plans' actuarial gains (losses) in proportion to the expected returns and benefit payments were allocated in proportion to the expected benefit payments.

7. Employee Benefits (continued)

The assumptions used to calculate fund status as of October 31, 2009 are as follows:

	Weighted-Average Assumptions as of October 31, 2009	
	Pension Benefit Plan	**Post Retirement Benefit Plan**
Discount rate	5.60 %	5.50%
Expected return on plan assets	7.25 %	–
Rate of compensation increase	4.00 %	4.00%

The Plan assets are held in trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan and balancing risk and return. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds, represent 99.8% of the fund.

There are no expected employer contributions for the next fiscal year. The expected benefit payments of the Company are as follows for fiscal year ending in:

	(In Thousands)
2010	$ 384
2011	442
2012	507
2013	557
2014	612
Next five years	4,352

For measurement purposes in the Postretirement Plan, a 8.9% annual rate of increase in the per capita cost of healthcare benefits was assumed for the year 2009 – 2010. The rate is assumed to decrease gradually to 4.5 % for 2029 – 2030 and remain at that level thereafter.

7. Employee Benefits (continued)

Assumed cost healthcare trend rates have a significant effect on the amounts reported for the healthcare plan. A one-percentage point change in assumed healthcare cost trend rates would have the following effects (in thousands):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components for the year ended October 31, 2009	$ 246	$ (195)
Effect on postretirement benefit obligation	2,833	(2,280)

Effective January 1, 2009, the Company made the decision to freeze the defined-benefit pension plan for highly compensated employees, as defined by the Internal Revenue Services, based on the employees' 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during 2006 retirement choice period, will continue to accrue benefits under the Plan with a minimum guaranteed per month payable as a life annuity. In place of the Plan, the Company's defined contribution 401(k) was enhanced with the benefits, rights and features of the 401(k) plan remaining substantially the same.

The Bank's contribution retirement plan (401(k) savings plan) covers most of the employees of the Company, TDEO and the Bank.

As discussed in Note 2, the Company provides a stock-based pay in the form of RSUs. As of October 31, 2009, the outstanding number of awards granted was 0.7 million shares and the related liability was approximately $29.9 million. The Company paid approximately $7.0 million during the year.

8. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the FINRA:

Amount	Maturity	Rate
$335,000,000	09/30/12	1-month LIBOR + 1/8 of 1%
$250,000,000	05/31/10	1-month LIBOR + 1/8 of 1%
$500,000,000	05/31/10	1-month LIBOR + 1/8 of 1%

The loan is subordinated to claims of general creditors and is included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Included in accrued expenses and other liabilities as of October 31, 2009 is approximately $0.02 million of interest payable to the Parent for such subordinated loans.

9. Fair Value Measurements

As discussed in Note 2, the Company adopted the new standard related to fair value measurements. The Company measures many of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Fair value is also used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Financial Instruments*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value. These valuation techniques and assumptions are in accordance with the new standards.

Fair Value Hierarchy

The Company follows the accounting standard which establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market.

9. Fair Value Measurements (continued)

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents as at October 31, 2009, the level within the fair value hierarchy for each of the financial assets and liabilities accounted for at fair value on a recurring basis (in thousands):

Description	Total	Level 1	Level 2	Level 3
Financial instruments owned				
U.S. Government bonds	$ 4,490,370	$4,490,370	$ –	$ –
U.S. Corporate and convertible bonds	442,408	–	442,408	–
U.S. common and preferred shares	6,881	6,881	–	–
Commodities	14,481	14,481	–	–
Municipal bonds	35,966	–	200	35,766
	$ 4,990,106	$4,511,732	$ 442,608	$ 35,766

9. Fair Value Measurements (continued)

Description	Total	Level 1	Level 2	Level 3
Financial instruments sold not yet purchased:				
U.S. Government bonds	$ 3,351,990	$3,351,990	$ –	$ –
U.S. equities sold short	42,111	42,111	–	–
	$ 3,394,101	$3,394,101	$ –	$ –

The table below represents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from November 1, 2008 to October 31, 2009 (in thousands):

Description	Beginning Balance	Purchases, Sales, Other Settlement and Issuances net	Total Realized and Unrealized Gains or Losses	Transfers in and / or (out) of Level 3	Ending Balance	Unrealized Gains or (Losses) for Level 3 as of October 31, 2009
Municipal bonds	$ –	$ 35,318	$ 448	$ –	$ 35,766	$ –

All assets and liabilities of the Company which qualify as financial instruments under ASC 825 are carried at amounts which approximate their fair value.

10. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (USA), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (USA), Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. Since TDSL is treated as a disregarded entity for tax purposes, TDSL files a state and local income tax return with its Parent. TDPE files a combined state and local tax return with its Parent, as well as a stand-alone return.

10. Income Taxes (continued)

The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The net deferred tax asset consists of deferred compensation, amortization and other temporary items. The Company has not recorded an associated valuation allowance with respect to these temporary differences because management believes it is more likely than not that the Company will realize the deferred tax asset. However, the Company has recorded a valuation allowance associated with the foreign tax credit carryover of approximately $4.2 million for which management believes it is more likely than not that the Company will not realize this deferred tax asset.

At October 31, 2009, the Company had approximately $2.7 million of unrecognized tax benefits of which approximately $2.4 million would affect the Company's effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Total unrecognized tax benefits at November 1, 2008	$	2,747
Net amount of increases for current year's tax positions		–
Gross amount of increases for prior year's tax positions		545
Gross amount of decreases for prior year's tax positions		(218)
Amounts of decreases relating to settlements		(275)
Reductions due to lapse of statute of limitation		(103)
Foreign exchange and acquisitions		–
Total unrecognized tax benefits at October 31, 2009	$	2,696

At October 31, 2009, the Company had approximately $637,000 accrued for interest and penalties, net of tax effect, foreign tax credit and return to provision adjustments.

The Company operates in the U.S., Canada and other tax jurisdictions, and various years ranging from 2005 – 2009 remain subject to examination by tax authorities. The Company's consolidated Federal income tax return is currently under examination by the Internal Revenue Service for the tax year ended October 31, 2006 and 2007. The Company does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months.

12. Derivative Instruments (continued)

As of October 31, 2009, the Company had the following future contracts outstanding (dollars in thousands):

	Number of Contracts Outstanding		Market Value	
	Long	**Short**	**Long**	**Short**
Eurodollar	4,799	5,786	$ 4,774,273	$ 5,757,962
Interest rates	2,519	4,351	572,726	1,048,181
Commodity	–	599	–	14,803
Equity	–	120	–	6,198
Total	7,318	10,856	$ 5,346,999	$ 6,827,144

Changes in market value of these transactions are settled daily.

13. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform.

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis.

13. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York Metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the consolidated statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

14. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease that expires in the year 2021, with provision for renewal.

14. Commitments and Contingencies (continued)

Future minimum payments under the Company's lease as of October 31, 2009 are as follows (in thousands):

	Future Minimum Payments
2010	$ 7,040
2011	7,033
2012	6,964
2013	6,964
2014	6,964
Thereafter	48,333
Total	$ 83,298

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the management such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position.

15. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's consolidated financial statements through December 22, 2009. Following the October 15, 2009 decision of the Bank to exit TDPE's business via a segmented sale of the assets of TDPE, there has been no tangible bid for the assets and TDPE expects to wind up all business activity by January 31, 2010.

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